June 2, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canadian Imperial Bank of Commerce
Registration Statement on Form F-3
File No. 333-294072

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Canadian Imperial Bank of Commerce (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-3, as amended (the “Registration Statement”), be declared effective at 1:00 p.m., Eastern Time on June 4, 2026, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, it would be appreciated if you would so inform Anna T. Pinedo via telephone at (212) 506-2500 or via e-mail at APinedo@mayerbrown.com.

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Thank you for your assistance in this matter.

Very truly yours,

Canadian Imperial Bank of Commerce

By:	/s/ Achilles M. Perry
	Name:	Achilles M. Perry
	Title:	Vice President and General Counsel – Capital Markets (Regions)
Canadian Imperial Bank of Commerce